Exhibit 99.1

9. Information about the Offering and the Company

9.1 Summary Terms of the Offer

Issuer	D. Medical Industries Ltd.
Securities Offered
Up to 70,150 units. Each unit consists of thirty (30) ordinary shares of the Company, par value NIS 0.32 per share (including an over-allotment of up to 9,150 units).

Upon consummation of the offering, the units will separate immediately and our ordinary shares comprising the units will be issued and trade separately.

Minimum Price Per Unit	The units will be offered in a minimum price per unit of NIS 33 (approximately US$8.56).
Total ordinary shares outstanding immediately after this offering	12,918,681 ordinary shares of the Company, par value NIS 0.32 each (assuming all 70,150 units are issued following the offering, which includes an over-allotment of 9,150 units).
Listing	Our ordinary shares are listed on the Tel Aviv Stock Exchange Ltd. ("TASE") and The NASDAQ Capital Market.
The Tel Aviv Stock Exchange Ltd. and NASDAQ Capital Market symbol of our ordinary shares	DMED
Use of Proceeds	General corporate purposes and business development. See also section 9.3 below.
Risk Factors
Before deciding to invest in our ordinary shares, you should carefully consider the risks related to our business, the offering and our ordinary shares. The risk factors are included in our annual report on Form 20-F for the year ended December 31, 2011, incorporated by reference into this shelf offering report.

The number of ordinary shares to be outstanding after the offering is based on 10,814,181 ordinary shares outstanding as of the date of this shelf offering report. The number of ordinary shares to be outstanding after this offering does not take into account as of the date of this shelf offering report:

•	75,045 ordinary shares issuable upon the exercise of warrants that were previously issued to investors and underwriters;

•	510,016 ordinary shares issuable to employees upon the exercise of outstanding options under our 2005 Israeli Share Option Plan; and

•	1,150,000 ordinary shares issuable upon the exercise of Series 4 warrants previously issued pursuant to a public shelf offering in Israel.

9.2 Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.905 to the dollar on June 22, 2012. The high and low exchange rates between the NIS and the U.S. dollar during the April 2012, May 2012 and June 2012 (until June 22, 2012), as published by the Bank of Israel, were as follows:

Month	High	Low
June 2012 (until June 22, 2012)	1 U.S. dollar = 3.915	1 U.S. dollar = 3.856
May 2012	3.881 NIS	3.768 NIS
April 2012	3.769 NIS	3.715 NIS

The highs and lows exchange rates between the NIS and the U.S. dollar during the preceding four month period from December 2011 through March 2012, and the average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, are included in Item 3A of our annual report on Form 20-F for the year ended December 31, 2011, incorporated by reference into this shelf offering report

9.3 Use of Proceeds

We are offering up to 70,150 units (including an over-allotment of 9,150 units), each unit consists of thirty ordinary shares. The offering price per unit will be determined by an auction process as detailed in Section 2 of this shelf offering report. There is no assurance that we will sell the maximum number of units or that we will sell any units at all. Assuming a sale of 70,150 units offered for sale in this offering and assuming an offering price per unit of NIS 33 (approximately US$8.43), which is the minimum offering price of this offering, we estimate that the net proceeds from the sale of 70,150 units (including an over-allotment of 9,150 units) in this offering will be approximately NIS 2 million (approximately US$508 thousand) after deducting estimated offering expenses payable by us.

We currently intend to use the net proceeds from any offering for general corporate purposes and for our business.

The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, and the rate of growth, if any, of our business. As a result, our management will have broad discretion in the allocation of the net proceeds of this offering for any purpose, and investors will be relying on the judgment of our management with regard to the use of these net proceeds. In addition, at our management's discretion, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

 Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in interest-bearing and investment-grade securities.

9.4 Dilution

Our net tangible book value as of December 31, 2011, was approximately NIS 1,823 thousand, or approximately NIS 0.17 per ordinary share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of units in this offering and the net tangible book value per ordinary share immediately after completion of this offering. After giving effect to the sale of 2,104,500 ordinary shares in this offering (which includes an over-allotment of 274,500 ordinary shares) at the offering price of NIS 1.1 per share, the minimum offering price of this offering, and after deducting the estimated offering expenses, our net tangible book value as of December 31, 2011, would have been NIS3,812 thousand, or NIS 0.30 per share. This amount represents an immediate increase in net tangible book value to existing shareholders of NIS 0.13 per share and an immediate dilution in net tangible book value of NIS0.74 per share to the investors in this offering, as illustrated in the following table:

Offering price per ordinary share		NIS 1.1
Net tangible book value per share as of December 31, 2011	NIS 0.17
Increase in net tangible book value per share after giving effect to this offering	NIS 0.13

Pro forma net tangible book value per share as of December 31, 2011		NIS 0.30

Dilution in net tangible book value per share to new investors		NIS 0.80

This table assumes no exercise of outstanding options or warrants. To the extent that any outstanding options or warrants are exercised, there will be further dilution to new investors.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price and terms of this offering.

9.5 Capitalization and Indebtedness

The following table sets forth our consolidated cash and capitalization, in NIS and US dollars, at December 31, 2012 on actual basis and an as adjusted basis to reflect the issuance of 2,104,500ordinary shares (which includes an over-allotment of 274,500 ordinary shares). This table should be read in conjunction with our financial statements and the notes thereto included in and incorporated by reference into this shelf offering report.

As of December 31, 2011
(Unaudited)
Actual		As adjusted
NIS	US$	NIS	US$
(In thousands)

Equity attributable to owners of D. Medical:

Ordinary shares of NIS 0.32 par value: 312,500,000 ordinary shares authorized; 8,167,306ordinary shares issued and outstanding, actual;10,271,806 ordinary shares issued and outstanding, adjusted;	2,673	699	3,346	876
Share premium and other reserves	232,640	60,885	233,956	61,229

Accumulated loss	(230,969)	(60,447)	(230,969)	(60,447)

Equity attributable to owners of D. Medical:	4,344	1,137	6,333	1,658
Non controlling interest	-	-	-	-

Total capitalization	4,344	1,137	6,333	1,658

(1)
The translation of the NIS amounts into dollars has been made for the convenience of the reader at therepresentative exchange rate prevailing at December 31, 2011 (NIS 3.821=$1.00), as published by the Bank of Israel.

(2)
The number of shares of ordinary shares to be outstanding after the offering is based on 8,167,306 ordinary shares outstanding as of December 31, 2011. The number of ordinary shares to be outstanding after this offering does  not take into account as December 31, 2011:

•	75,045 ordinary shares issuable upon the exercise of warrants that were previously issued to investors and underwriters;

•	510,016 ordinary shares issuable to employees upon the exercise of outstanding options under our 2005 Israeli Share Option Plan; and

•	1,150,000 ordinary shares issuable upon the exercise of Series 4 warrants previously issued pursuant to a public shelf offering in Israel.

(3)	The ordinary shares presented do not include 2,645,000 shares issued during January 2012 pursuant to a public shelf offering in Israel.

9.6 Price Range of Ordinary Shares

Our ordinary shares are listed and traded on The NASDAQ Capital Market and on TASE under the symbol “DMED”. Our Series 4 Warrants are listed and traded on TASE under the symbol "DMED.W4".

The reported high and low market price of our ordinary shares on the Tel Aviv Stock Exchange during May 2012 was NIS 2.196 and NIS 1.253, respectively. The reported high and low market price of our ordinary shares on the NASDAQ Capital Market during May 2012 was US$0.65 and US$0.31, respectively.

The table below presents, for the periods indicated therein, the reported high and low market prices of our Series 4 Warrants on the TASE.

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
2012
First quarter	0.98	0

Monthly highs and lows
May 2012	0.559	0
April 2012	0.349	0
March 2012	0.980	0
February 2012	0.969	0.4

For more information on the price range of our ordinary shares see Item 9 of our annual report on Form 20-F for the year ended December 31, 2011, incorporated by reference into this shelf offering report.

9.7 Expenses of the Offering

The aggregate amount that we will pay for consulting fees, underwriting fees and other expenses in connection with this offering is approximately NIS 330 thousand.

9.8 Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority ("ISA") on the Magna system, which means that we can disclose important information to you by referring to those documents. Information incorporated by reference is considered to be part of this shelf offering report. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the ISA on the Magna system on April 30, 2012.

(B)
Our reports on Form 6-K filed with the ISA on the Magna system on May 7, 2012 (regarding Shai Beilis resignation), May 10, 2012 (regarding the NASDAQ notification letter), May 14, 2012 (regarding a new OEM agreement), June 3, 2012 (regarding Q1 2012 financial results), June 4, 2012 (regarding the first payment under the OEM agreement), June 6, 2012 (regarding an additional distribution agreement in the U.S.), June 11, 2012 (regarding the agreement with a financial advisor), and June 19, 2012 (regarding the negotiations regarding a potential acquisition transaction).

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

You may obtain a copy of any or all of these filings at no cost, by writing or telephoning us at the following address: D. Medical Industries Ltd., 3 Hasadna St Tirat Carmel 39026, Israel, telephone: +972.73.2507100, Attn: Mr. Amir Loberman.

Our ordinary shares are listed on TASE. However, because our ordinary shares are also listed on The NASDAQ, we are exempt from certain of the reporting obligations specified in Chapter Six of the Israel Securities Law, 1968, that would otherwise be applicable to a company traded on TASE, provided that a copy of each report submitted in accordance with applicable United States law or NASDAQ rules is filed with the Israel Securities Authority, TASE and the Israeli Companies Registrar within the time specified under Israeli law.

9.9 Legal Matters

Certain legal matters with respect to this offering are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.